Filed by AngloGold Ashanti Limited
This communication is filed pursuant to
Rule 425 under the United States Securities Act of 1933
Subject Company: AngloGold Ashanti Limited
Commission File Number: 001-14846
Date: May 12, 2023

Set forth below is a brief shared by AngloGold Ashanti Limited with its employees in South Africa on May 12, 2023 with regard to its proposed corporate restructuring and change to domicile and primary listing location.

Dear Colleagues

After a comprehensive review of our domicile and listing structure, today we announced that we are embarking on a corporate restructure within the AngloGold Ashanti Group. This will result in the establishment of a new listed parent company for AngloGold Ashanti (AGA) that will be incorporated in the United Kingdom (UK) and have a primary listing on the New York Stock Exchange (NYSE) and inward listings in South Africa and Ghana.

As you know, AGA has evolved significantly since our formation in 1998 when the vast majority of our portfolio and team were located in South Africa. Over time, the company has diversified geographically and in 2020 we disposed of AGA’s residual operating assets in South Africa. This change in domicile and listing structure is aligned with the transformation of AGA’s asset base into a high-quality global portfolio of producing assets and projects located outside of South Africa, including a long standing and growing presence in the United States (US).

We believe this proposed corporate structure will considerably enhance our position in the world’s largest capital markets and will help drive greater recognition for the full value of our business for the benefit of our stakeholders.

I recognise that this announcement may raise some questions about what this could potentially mean for our people in South Africa. I want to take this moment to reassure you that nothing will be changing day-to-day. We have made the commitment to retain a substantial corporate office in Johannesburg which will continue to service our global portfolio and have given a clear undertaking that no jobs will be lost as a result of this transaction.

AGA was founded in South Africa and has a proud history in the country. We will honour that rich heritage by maintaining a meaningful presence in South Africa, keeping our name and brand and making new investments in education and rural development to benefit mineworkers and their dependents in the years ahead. This will add to our existing commitments we continue to service here.

We will also maintain our listings on the JSE and A2X exchanges. Our South African shareholders, who currently hold more than 40% of our shares, will have unaltered access to trade our shares locally.

We have made the commitment to retain a substantial corporate office in Johannesburg, which will continue to provide critical services to our global portfolio and we have given a clear undertaking that no jobs will be lost as a result of this transaction. There are no proposed changes to the Board or management team and we will retain a South African presence on our board into perpetuity.

While we have made this announcement today, there is still a relatively long way to go. The proposed transaction is expected to be completed toward the end of the year, and its finalisation is subject to shareholder approval. We remain committed to keeping you up to date with further developments as the process advances.

It is important that this does not create a distraction for us as we work toward safely delivering on our commitments, which remain entirely unchanged.

Today is a milestone moment for the entire AGA family. I look forward to working together to position AGA for further success in the global marketplace.

If you have any questions about anything related to the proposed transaction, please don’t hesitate to speak with your relevant HR and/or Line Manager.

Regards

Alberto Calderon

CEO, AngloGold Ashanti

NO OFFER OR SOLICITATION

This brief is not intended to and does not constitute an offer or invitation to buy, exchange or sell nor a solicitation of an offer to buy, exchange or sell any securities or the solicitation of any vote or approval in any jurisdiction in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. An offer of securities in the US pursuant to a business combination transaction will only be made, as may be required, through a prospectus which is part of an effective registration statement filed with the US Securities and Exchange Commission.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, a registration statement on Form F-4 under the Securities Act of 1933 will be filed with the Securities and Exchange Commission (the SEC). Investors and shareholders are urged to read the registration statement when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding the proposed transaction and documents incorporated by reference at the SEC’s website at http://www.sec.gov. In addition, the effective registration statement will be made available for free to shareholders.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this brief, other than statements of historical fact, including, without limitation, those concerning the growth prospects and outlook of AGA’s operations, individually or in the aggregate, including the expected effects of the proposed transaction, are forward-looking statements regarding AGA’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AGA’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements.  Although AGA believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, risks and uncertainties related to the timing of the proposed transaction, the possibility that AGA’s shareholders will not approve the proposed transaction, that the proposed transaction will not receive other necessary approvals or that the proposed transaction is otherwise not completed (whether following the occurrence of a material adverse effect or otherwise), the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period, operational disruption due to the proposed transaction, the incurrence of unexpected transactional costs or total costs being higher than current estimates, and other business and operational risks and other factors. These factors are not necessarily all of the important factors that could cause AGA’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AGA undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AGA or any person acting on its behalf are qualified by the cautionary statements herein.